
June 24, 2024

Ryan Garland
Manager
Paradyme Fund A II, LLC
1200 Broadway #2111
Nashville, TN 37203

> **Re: Paradyme Fund A II, LLC**
> **Offering Statement on Form 1-A**
> **Filed June 11, 2024**
> **File No. 024-12449**

Dear Ryan Garland:

We have reviewed your offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Form 1-A filed June 11, 2024

Summary, page 6

1. We note your disclosure on the cover page that there is no minimum offering amount and no provision to escrow or return investor funds if any minimum number of Series Interests are not sold. However, in the Summary section and elsewhere, you state that you are offering the minimum and maximum number of Series Interests of each Series at a price per Series Interest. It appears this Series has no minimum. Please revise to remove any references to a minimum offering amount or advise.

Use of Proceeds, page 31

2. We note that disclosure here and on the cover page of the offering circular that the Company is offering up to 15,000 Class A Series Interests in Series I Barn Cave for $1,000 per Series Interest, for a maximum offering amount of $15,000,000, are inconsistent with disclosure on page 31 regarding total use of proceeds of up to $57.9 million. Please reconcile or advise.

Description of Business

Series I Barn Cave Property Overview, page 35

3.   We note that you have identified a specific property for Series I Barn Cave Property and that you have entered into a Purchase and Sale Agreement for this property and that agreement is included as Exhibit 6.1. We also note the Series I Barn Cave closed on the property through 40 Retail BC LH, LLC, an Arizona limited liability company, a wholly owned subsidiary of the Series, on April 22, 2024. Please tell us if this property had a rental history and to the extent it did have a rental history, please tell us how you determined it was not necessary to provide financial statements and pro forma financial information. Reference is made to Part F/S of Form 1-A.

Prior Performance, page 74

4.   Please provide disclosure consistent with the principles of Industry Guide 5, including prior performance disclosure. For guidance, see CF Disclosure Guidance: Topic No. 6, dated July 16, 2013. Additionally, please clarify the specific years you are referencing as opposed to years 1, 2, and 3.

General

5.   Refer to Exhibit 12.1. We note that the legal opinion references "up to XXX of membership interests" for a total potential gross proceeds of $10,000,000.00. In connection with the offering statement disclosing the maximum number of interests to be offered pursuant to Rule 253(b)(4) of Regulation A, please have company counsel revise this legal opinion to cover the correct volume of securities to be offered and the total gross proceeds.

6.   Please file an amended offering circular in which Michael Reveley has signed in his capacity as the current CEO of the company and revise the signatures to provide the individual who is signing on behalf of Paradyme Asset Management II, LLC. See the signature requirements of Form 1-A.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Pearlyne Paulemon at 202-551-8714 or Brigitte Lippmann at 202-551-3713 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Arden Anderson